Eversheds Sutherland (US) LLP
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eversheds-sutherland.com

October 25, 2018
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Post-Effective Amendment No. 6
Registration Statement on Form N-2
(File Nos. 333-213498 and 811-22725)

Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 1, 2018 regarding Post-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-213498 and 811-22725) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

Legal Comments:

1.
Please respond to our comments in writing and file your response letter as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide draft disclosure with the letter. Please allow us sufficient time to review the response prior to requesting effectiveness.

Response:

The Fund acknowledges the Staff’s comment and has filed this letter as correspondence on EDGAR.

2.
In the past we have given comments on two preferred share offerings by the Fund as well as on a proxy statement. Some of those prior comments may also impact disclosure in this registration statement. We have not repeated those comments here. Please confirm you have considered prior comments is applicable.

Response:

The Fund has reviewed the prior comments issued by the Staff and confirms that the disclosure in the Prospectus incorporates the Staff’s prior comments.

3.
Briefly explain to us why you do not reflect an amount for expense support repayments in your fee table when your selected financial data suggests you have made such repayments. In responding, please site to any authorities on which you rely.

Response:

The Fund advises the Staff that the Fund disclosed a blank line for expense support repayments in its fees and expenses table in prior amendments to its registration statement because the Fund had only a conditional obligation to repay its Adviser for any amounts previously funded by the Adviser under the expense support. However, because the Fund has met the conditions for making expense support repayments in prior periods, the Fund will revise its disclosure to include the amount of expense support repayments that the Fund expects that it will pay in the twelve months following the effective date of the Prospectus.

4.	We note you have not indicated that the senior securities table is audited. Briefly explain to us how you considered Instruction 1 to Item 4.3 of Form N-2 or revise as appropriate.

Response:

The Fund advises the Staff that information included in the senior securities table included in the Registration Statement is audited and has revised the disclosure to indicate that it is audited.

5.
We note the Fund recorded $25.9 million in unrealized losses on its investments in the current year. Please tell us supplementally the general economic or business sectors as well as any investment specific factors that contributed significantly to unrealized losses in the period. Depending on the nature of your response, please tell us how you evaluated your existing risk and other disclosures.

Response:

The Fund advises the Staff that the unrealized losses in its investment portfolio are primarily a function of valuation changes driven by the decline in the weighted average spread of the underlying Senior Secured Loan portfolio in CLOs, stemming from refinancings and repricings. The Fund advises the Staff that the Fund outlines many of the risks related to an investment in the equity tranche of CLOs, including in risk factors titled “Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations”, “The inability of a CLO collateral manager to reinvest the proceeds of the repayment of Senior Secured Loans may adversely affect us” and “Our investments are subject to prepayments and calls, increasing re-investment risk”. The Fund advises the Staff that it will supplement its existing risk disclosure to more specifically describe the factors that have led to the unrealized depreciation on its investments in the first two calendar quarters of the year ending 2018.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC